As filed with the Securities and Exchange Commission February 6, 2002

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

E.DIGITAL CORPORATION

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

13114 Evening Creek Drive South
San Diego, California 92128
(858) 679-1504
(Address and telephone number of principal executive offices and principal place of business)

Alfred H. Falk, Chief Executive Officer
e.Digital Corporation
13114 Evening Creek Drive South
San Diego, California 92128
(858) 679-1504
(Name, address and telephone number of agent for service)

Copy to:
Curt C. Barwick, Esq.
Higham, McConnell & Dunning LLP
28202 Cabot Road, Suite 450
Laguna Niguel, California 92677
(949) 365-5515
Counsel for the Company

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

     If the only securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [  ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered	Per Unit (1)	Offering Price (1)	Fee

Common Stock, $.001 par value	20,000,000 Shares	$1.085	$21,700,000	$1,997

(1)	This figure is an estimate made solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The average of the bid and asked prices for the common stock on February 4, 2002, as reported by the OTC Bulletin Board, was $1.085.

     The registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE COMPANY
USE OF PROCEEDS
RISK FACTORS
PLAN OF DISTRIBUTION
DIVIDEND POLICY
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.9
EXHIBIT 5.1
EXHIBIT 23.2

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 6, 2002

PROSPECTUS

20,000,000 Shares

E.DIGITAL CORPORATION

Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of up to 20,000,000 shares of e.Digital Corporation common stock which may be offered and sold from time to time by our company. Our common stock is listed in the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol “EDIG.” The closing sale price of the common stock, as reported on the National Association of Securities Dealers OTC Electronic Bulletin Board System on February 4, 2002, was $1.08 per share.

     Our company may sell the shares in public or private transactions, on or off the National Association of Securities Dealers OTC Electronic Bulletin Board System, at prevailing market prices, or at privately negotiated prices. Our company may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions. Stockholders that purchase the shares with a view to distribution, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed to be underwriting commissions or discounts under the Securities Act. More information is provided in the section entitled “Plan of Distribution.”

     Information contained in this prospectus is not complete and may be changed. These securities may not be sold to you until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

     This Investment Involves a High Degree of Risk. You Should Purchase Shares Only If You Can Afford a Complete Loss. See “Risk Factors,” Beginning on Page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February [__], 2002

WHERE YOU CAN GET MORE INFORMATION	3
THE COMPANY	4
USE OF PROCEEDS	7
RISK FACTORS	7
PLAN OF DISTRIBUTION	13
DIVIDEND POLICY	14
LEGAL MATTERS	14
EXPERTS	14
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	15
INDEX TO FINANCIAL STATEMENTS	F-1

WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Securities and Exchange Commission: 75 Park Place, New York, New York 10007; and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. In addition, such information may be accessed electronically at the Securities and Exchange Commission’s web site on the Internet at www.sec.gov.

     The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (excluding the consolidated financial statements of our company and its subsidiary for the year ended March 31, 2001 which are included herewith) and any future filings we will make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-KSB for the year ended March 31, 2001 (excluding the consolidated financial statements of our company and its subsidiary for the year ended March 31, 2001 which are included herewith);

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001;

•	The description of our common stock contained in the registration statement on Form 10 filed with the Securities and Exchange Commission on December 13, 1992 pursuant to Section 12(g) of the Securities Exchange Act of 1934, together with all amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

          e.Digital Corporation
          13114 Evening Creek Drive South
          San Diego, California 92128
          Attn: Jim Collier, President
          (858) 679-1504

     This prospectus is part of a larger registration statement we filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

THE COMPANY

     The following discussion contains certain forward-looking statements. Actual results could differ materially. See “Risk Factors — Important Factors Related to Forward-Looking Statements and Associated Risks.”

General

     e.Digital Corporation is a holding company that operates through a wholly owned California subsidiary of the same name. We offer engineering partnerships with leading electronics companies to create portable digital devices that can link to PCs, the Internet and other electronic devices. We market our services and technologies to Original Equipment Manufacturers (“OEM”) with a focus on developing digital music and voice players/recorders using the latest in digital storage media and technology. We offer complete reference designs and technology platforms for private labeling by OEMs. We may sometimes integrate our OEMs’ unique or proprietary features and/or technology into new products for their product lines. We focus our marketing efforts on OEMs in various digital processing markets including digital music, dictation equipment, consumer electronics, digital image and video and other electronic product markets. In addition, we recently commenced selling our own branded products on the Internet.

     We have relationships with ISO certified manufacturing facilities in the United States, Malaysia, Taiwan, China, Singapore, and Korea. We have expertise in developing, performing and overseeing manufacturing processes. We license technology and offer manufacturing supervision, documentation and quality control services to our OEM customers.

     Services offered include custom hardware, firmware, and software development, technology platform development, product design, manufacturing services, warranty services, and licensing of our patented file management systems. Our revenues may result from the sale of products and fees from engineering services, industrial order fulfillment, technical support services, warranty services and/or design services. In some cases, we rely on outside subcontractors to perform services including manufacturing, testing and certification, industrial design, and assembly.

     Our company, then known as Norris Communications, was incorporated in the Province of British Columbia, Canada on February 11, 1988 and on November 22, 1994 changed its domicile to the Yukon Territory, Canada. On August 30, 1996, we filed articles of continuance to change our jurisdiction to the State of Wyoming, then on September 4, 1996, reincorporated in the State of Delaware. On January 13, 1999, the stockholders approved a name change to e.Digital Corporation. Our principal executive offices and primary operating facilities are located at 13114 Evening Creek Drive South, San Diego, California 92128 and our telephone number is (858) 679-1504. Our Internet site is located at www.edig.com. Information contained in our Internet site is not part of this prospectus.

Recent Developments

     In September 2001, we announced plans to brand and sell our own line of digital audio products for consumers. The first product in this program is a digital audio player named “MXP™100” which incorporates our MicroOS™ 2.0 and VoiceNav™ technologies into a handheld digital music and voice recorder/player. This product, which was launched on our website store on November 2, 2001, incorporates a proprietary PC software interface program designed and developed by us, called “MXP Music Explorer”, that allows users to download MP3 and Windows Media™ files from their PC’s hard drive to the portable player. The “MXP100” player uses either Microdrive™ storage media from IBM or CompactFlash™ storage media from SanDisk. The second product in our e.Digital branding program is the TREÓ 10 portable large-capacity digital jukebox. This product incorporates a 10 gigabyte (GB) capacity embedded 2.5-inch hard disk drive and, using our proprietary MXP Music Explorer PC software interface, allows users to download MP3 and Windows Media files from their PC’s hard drive to the portable player. This product was launched on our website store on December 4, 2001. In December, 2001 we also introduced and began selling through our website store the MXP 100 “Sport” model, a version of the MXP 100 featuring a yellow, rubberized finish. This product has the same features as the first MXP 100. We also have commenced efforts to sell our products through conventional retail distribution channels. Revenue from these products has not yet, to date, been significant.

     Directly related to our consumer product sales plans, in September 2001, we signed an agreement with APL Direct Logistics, a custom fulfillment partner, for product distribution, fulfillment, and support services. Under the multi-year agreement, APL Direct Logistics will receive our product inventory in their distribution center in Hebron, Kentucky, and will fulfill orders directly to consumers. These orders will come from our secure online store, which has been established at http://www.edigital-store.com. Orders also may come from our partners from other online sales sites from other distributors, from resellers or from retail stores. This agreement includes provisions for APL Direct Logistics or a subcontractor to provide call center support to answer consumer questions about our “e.Digital” branded products and non-branded products marketed by us and to take orders by phone when necessary The agreement requires certain minimum payments to APL Direct Logistics and is for a term of three years (terminating September 30, 2004).

     In August 2001, we signed a draft strategic alliance agreement with DataPlay, Inc. of Boulder, Colorado. The agreement specifies that we will provide engineering and technology development to DataPlay, specifically to incorporate DataPlay’s removable digital media and micro-optical engine into a variety of portable products. The agreement also states that DataPlay will refer OEM customers to us for product design, technology integration, and application development around DataPlay’s technology. This agreement includes provisions for non-recurring engineering (“NRE”) fees to be paid by DataPlay to us for design services and specifies that we will collect royalties from OEM customers on certain DataPlay-enabled products. To date we have received $300,788 in payments under this agreement with respect to NRE fees only.

     In September 2001, we signed a royalty-bearing licensing agreement with Hong Kong manufacturer Musical Electronics, Ltd. Under the agreement, Musical licensed technology from us for use in Musical’s OEM products. The agreement calls for Musical to pay us licensing fees as well as per-unit royalties. On December 3, 2001, Musical announced that its first product, the Classic XP3, created under their licensing agreement with e.Digital, will be sold through Circuit City. To date we have not received any licensing or royalty payments from Musical under this agreement, although such royalties are due to commence in or about April 2002 for product sales occurring during the preceding quarter. To date, we have received $50,000 in payments under this agreement with respect to NRE fees only, of which $48,353 has been deferred in the interim consolidated financial statements.

     Subsequent to the end of the quarter, in January 2002, we announced that we collaborated with Evolution Technologies and DataPlay, Inc. on the development and design of the MTV DataPlay-enabled music player, which was introduced at the 2002 International Consumer Electronics Show in Las Vegas. The next-generation portable device, with DataPlay removable storage media, functions as a music player, a recorder, an external storage drive, and an optical media burner. Consumers can encode compressed music files, download content, store and transport files, and playback user-recorded files and/or pre-recorded content. Under our agreements with DataPlay and Musical, we will collect royalties on this product.

     Also in January 2002, we announced a collaboration with Eclipse by Fujitsu Ten, a car stereo company. Under our formal collaboration, we are providing advanced integration of digital data management technology for Eclipse by Fujitsu Ten’s advanced automotive infotainment platforms. We have collaborated with Eclipse by Fujitsu Ten for several months to develop and deliver state-of-the-art automotive OEM and aftermarket infotainment systems integrating the latest digital audio, voice recognition, data storage, video, and wireless Internet technologies for sale under the Eclipse brand name. The first system was unveiled at the 2002 International Consumer Electronics Show in Las Vegas January 8 – 11.

     In July 2001, we signed a royalty-bearing licensing agreement with Bang & Olufsen Multimedia A/S, a premier European electronics, telephony and audio/video manufacturer. Under this licensing agreement, we customized and provided Bang & Olufsen a MicroOS™ based custom product platform for use in their branded music product line. To date, we have received $75,000 in payments under this agreement with respect to NRE fees only, of which $72,581 has been deferred in the interim consolidated financial statements.

     We designed, developed and produced a digital voice recorder and computer docking station for the medical industry pursuant to a January 1997 development and supply agreement with Lanier Healthcare, LLC (“Lanier”). These products represent the Cquence Mobile portion of Lanier’s Cquence line of products for the medical industry. The Cquence line is an integrated medical document management solution that manages medical documents from creation, completion, distribution and retention. Cquence Mobile offers healthcare providers a mobile digital dictation unit and computer interface with a number of new advanced features. The Lanier agreement provided that we would supply product to them through December 2001. In May 1999, we commenced production, through a subcontract manufacturer, and in June 1999 commenced initial limited customer shipments pursuant to purchase orders. The supply agreement provided for rolling six-month requirement forecasts and three-month advance orders. During the six months ended September 30, 2001, we shipped $791,320 of products to Lanier, compared to $1,100,165 for the six months ended September 30, 2000. Subsequent to September 30, 2001, we satisfied our contractual commitment for delivery of product to Lanier. Such agreement has not been renewed and we expect no additional sales.

     We incurred operating losses in each of the last two fiscal years and these losses have been material. We incurred an operating loss of $3.9 million in fiscal year 2001 and $2.6 million in fiscal year 2000. At September 30, 2001, the operating loss was $ 2.1 million for the first six months of the 2002 fiscal year, and at September 30, 2001 we had working capital of $ 1.5 million. Our current level of monthly cash operating costs is approximately $425,000. However, we may increase expenditure levels in future periods to support the launch of “e.Digital” branded products and expand our OEM revenue opportunities and continue advanced product and technology research and development. Accordingly, our losses are expected to continue until such time as we are able to realize supply, licensing, royalty, sales, and development revenues sufficient to cover the fixed costs of operations. We continue to be subject to the risks normally associated with any new business activity, including unforeseeable expenses, delays and complications. Accordingly, there is no guarantee that we can or will report operating profits in the future.

     Since March 31, 2001, we have experienced substantial reduction in cash, projected revenues and increased costs that adversely affect our current results of operations and liquidity. Our operating plans, including our plans to brand and sell our own line of digital audio products, require additional funds which may take the form of debt or equity financings. There can be no assurance that any additional funds will be available. Our company’s ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations and, if necessary, obtaining additional financing.

     Management of our company has undertaken steps as part of a plan to improve operations with the goal of sustaining our operations for the next twelve months and beyond. These steps include (a) branding and selling our own line of digital audio products; (b) expanding sales and marketing to OEM customers and markets; (c) controlling overhead and expenses; and (d) raising, if necessary, additional capital and/or financing.

     On September 28, 2001, the Company issued 12% Secured Promissory Notes (“SP Notes”) for gross cash proceeds of $1,000,000 to certain accredited investors. The SP Notes mature December 31, 2002 and are secured by our accounts receivable and inventory. The interest under the SP Notes accrues at a rate of 12% per annum simple interest and is payable in one installment on the maturity date. In connection with the sale of the SP Notes, the Company issued warrants to purchase 750,000 shares of common stock at a purchase price of $0.75 per common share expiring September 20, 2006. The proceeds raised have been allocated to the SP Notes and warrants based on their relative fair values.

     On January 18, 2002, we issued a 5% Secured Promissory Note (“5% SP Note”) for gross cash proceeds of $1,200,000. The 5% SP Note matures April 18, 2002 and is secured by all assets of our company including, without limitation, our intellectual property. The interest under the 5% SP Note accrues at a rate of 5% per annum simple interest and is payable in one installment on the maturity date.

     We are actively seeking additional equity financing. There can be no assurance that any additional financings will be available to our company on satisfactory terms and conditions, if at all. Failure to obtain additional financings will have a material adverse effect on our company.

     There can be no assurance that we can successfully accomplish these steps and it is uncertain whether our company will achieve a profitable level of operations and, if necessary, obtain additional financing.

USE OF PROCEEDS

     The net proceeds from the sale of the shares of common stock offered by us, after deducting expenses, are estimated to be approximately $21,659,003 (assuming that we successfully sell 20,000,000 shares at prices approximating the average of the bid and asked prices for the common stock, as reported on the National Association of Securities Dealers OTC Electronic Bulletin Board System on February 4, 2002 of $1.085 per share). We will use these net proceeds to fund possible strategic acquisitions of synergistic companies and/or technologies, to fund engineering and technology development of “e.Digital” branded automotive telematics-related products, to expand our OEM revenue opportunities, to fund costs associated with the marketing of our products and services and for repayment of debt including, without limitation, the SP Notes and the 5% SP Note and for working capital and general corporate purposes.

RISK FACTORS

     An investment in the shares being offered hereby involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent Form 10-KSB and in any other documents incorporated by reference into this prospectus from our other filings with the Securities and Exchange Commission.

     In addition to the other information in this prospectus, the factors listed below should be considered in evaluating our business and prospects. This prospectus contains a number of forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below and elsewhere herein, that could cause actual results to differ materially from historical results or those anticipated. In this report, the words “anticipates,” “believes,” “expects,” “intends,” “future” and similar expressions identify forward-looking statements. Readers are cautioned to consider the specific factors described below and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that may arise after the date hereof.

Financial Risks

     We Have a History of Losses and May Incur Future Losses. We have incurred significant operating losses in prior fiscal years and at March 31, 2001 had an accumulated deficit of $52,547,592. We had a loss of approximately $3.6 million in fiscal 2001 and losses during the first two quarters of fiscal 2002 of $985,722 and $1,075,592, respectively. To date, we have not achieved profitability and given the level of operating expenditures and the uncertainty of revenues and margins, we will continue to incur losses and negative cash flows in future periods. The failure to obtain sufficient revenues and margins to support operating expenses could harm our business.

     We Expect Our Operating Results To Fluctuate Significantly - Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

•	Unpredictable demand and pricing for our contract development services

•	Market acceptance of our e.Digital branded products and our OEM products by end users

•	Uncertainties with respect to future customer product orders, their timing and the margins to be received, if any

•	Fluctuations in operating costs

•	Changes in research and development costs

•	Changes in general economic conditions

•	Changes in technology

•	Short product lifecycles

     We May Experience Product Delays, Cost Overruns and Errors. We have experienced development delays and cost overruns associated with contract development services in the past. We may experience additional delays and cost overruns on current projects (including the sale of new e.Digital branded products) or future projects Future delays and cost overruns could adversely affect our financial results and could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our technology, our e.Digital branded products, the results of our contract services and the products produced for OEM customers could contain errors that could cause delays, order cancellations, contract terminations, adverse publicity, reduced market acceptance of products, or lawsuits by our customers or others who have acquired our products, including OEM products.

     We May Need to Obtain Additional Financing. We believe that with cash on hand and proceeds from existing development and production contracts and product sales, we have sufficient proceeds to meet cash requirements for the next 6 to 9 months. However, we may need to raise additional funds to:

•	Finance unanticipated working capital requirements

•	Pay for increased operating expenses or shortfalls in anticipated revenues

•	Fund increases in research and development costs

•	Develop new technology, products or services

•	Respond to competitive pressures

•	Support strategic and industry relationships

•	Fund the marketing of our products and services

     In the event additional funds are required, we cannot assure you that such additional financing will be available on terms favorable to us, or at all. If adequate funds are not available to us then we may not be able to continue operations or take advantage of opportunities. If we raise additional funds through the sale of equity, the sale of common stock hereunder, the percentage ownership of our stockholders will be reduced.

     Possible Inability to Continue as a Going Concern. We have experienced substantial reduction is cash, projected revenues and increased costs that adversely affected our results of operations and cash flows. Our company has suffered recurring losses from operations. This factor, in combination with (i) reliance upon debt and new equity financing to fund the continuing, losses from operations and cash flow deficits, (ii) material net losses and cash flow deficits from operations during fiscal 2002, fiscal 2001 and prior years and (iii) the possibility that we may be unable to meet our debts as they come due, raise substantial doubt about our ability to continue as a going concern. Our company’s ability to continue as a going concern is dependent upon our ability to obtain adequate financing and achieve a level of revenues, adequate to support our capital and operating requirements, as to which no assurance can be given. In the event we are unable to continue as a going concern, we may elect or be required to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy. To date, management has not considered this alternative, nor does management view it as a likely occurrence.

Risks Related to Sales, Marketing and Competition

     The Electronic Products Market in Which We Compete is Highly Competitive. We compete in the market for electronics products which is intensely competitive and subject to rapid technological change. The market is also impacted by evolving industry standards, rapid price changes and rapid product obsolescence. Our competitors include a number of large foreign companies with U.S. operations and a number of domestic companies, many of which have substantially greater financial, marketing, personnel and other resources. Our current competitors or new market entrants could introduce new or enhanced technologies or products with features that render the Company’s technology or products obsolete or less marketable, or could develop means of producing competitive products at a lower cost. Our ability to compete successfully will depend in large measure on our ability to maintain our capabilities in connection with upgrading products and quality control procedures and to adapt to technological changes and advances in the industry. Competition could result in price reductions, reduced margins, and loss of contracts, any of which could harm our business. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully enhance our products or develop new products that are compatible with the products of the electronics industry.

     We Rely on a Limited Number of Customers. Historically, a substantial portion of our revenues has been derived primarily from a limited number of customers. For the year ended March 31, 2001, the provision of contract development services and product shipments to Lanier accounted for approximately 90% of our revenues. During the six months ended September 30, 2001, we shipped $791,320 of products to Lanier, compared to $1,100,165 for the six months ended September 30, 2000. Subsequent to September 30, 2001, we satisfied our contractual commitment to deliver of product to Lanier and, to date, have received no additional purchase orders. Such agreement has not been renewed and we expect no additional sales. The completion of the Lanier contract, the failure to receive orders for and produce e.Digital branded products or other OEM products to replace revenues that had been derived from Lanier or a decline in the economic prospects of our customers or the products we may produce for sale may have a material adverse effect on our operations.

     We Cannot Predict Product Acceptance in the Market. Sales and marketing strategy contemplates sales of developed products to the electronics and computer software market, by e.Digital or its OEM customers. The failure of our company or its OEM customers to penetrate their projected markets would have a material adverse effect upon our operations and prospects. Market acceptance of our products and those of our customers will depend in part upon our ability to demonstrate and maintain the advantages of our technology over competing products.

     We Have Limited Marketing Capability. We have limited marketing capabilities and resources and are primarily dependent upon in-house executives for the marketing of our e.Digital branded products, as well as our OEM and licensing business. Selling products and attracting new OEM customers requires ongoing marketing and sales efforts and expenditure of funds to create awareness of and demand for our technology. We cannot assure that our marketing efforts will be successful or result in future development contracts or other revenues.

     We Depend on the Development of the Digital Music Market to Create a Market for Consumer Devices. We believe the market for portable consumer devices to play digital music will not develop significantly until consumers are able to download popular digital recordings from the Internet. We believe the availability of popular recordings will depend on the adoption of one or more formats to limit the unauthorized reproduction and distribution of music, called “pirated” copies. Piracy is a significant concern of record companies and artists. The failure of the record industry to adopt solutions may delay or have an adverse impact on the growth of this market. This failure could harm our business. We have designed our digital music prototype to include piracy protection and to be adaptable to different music industry and technology standards. Numerous standards in the marketplace, however, could cause confusion as to whether our designs and services are compatible. If a competitor were to establish products for OEM customers with a dominant industry standard unavailable to us, our business would be harmed.

     Our Business Depends on Emerging Markets and New Products. In order for demand for our technology, services and products to grow, the markets for portable digital devices, such as digital recorders and digital music players and other portable consumer devices, must develop and grow. If sales for these products do not grow, our revenues could decline. To remain competitive, we intend to develop new applications for our technology and develop new technology and products. If new applications or target markets fail to develop, or if our technology, services and products are not accepted by the market, our business, financial condition and results of operations could suffer.

     Our Technology May Become Obsolete. The electronics, contract manufacturing and computer software markets are characterized by extensive research and development and rapid technological change resulting in very short product life cycles. Development of new or improved products, processes or technologies may render our technology and developed products obsolete or less competitive. We will be required to devote substantial efforts and financial resources to enhance our existing products and methods of manufacture and to develop new products and methods. There can be no assurance we will succeed with these efforts. Moreover, there can be no assurance that other products will not be developed which may render our technology and products obsolete.

Risks Related to Operations

     Our Business is Changing. The scale and scope of our business is changing. Since 1997, we have been an OEM provider of technology, product development services and technology licensing. On September 30, 2001, we announced our intention to have manufactured and sell our own line of e.Digital-branded products directly to consumers. Such activities have caused, and will continue to cause, us to spend substantial funds for research and development, contract manufacturing, marketing and other costs normally associated with bringing a product to market without any assurance of market acceptance and demand for our products. Our future growth and performance, as a consequence, is greatly dependent upon the successful marketing of our new e.Digital branded products and will be dependent upon the risks that are inherent in any business venture that is undergoing a major change in its scope of its operations.

     We Depend On a Limited Number of Contract Manufacturers and Suppliers. We rely on Maycom Co., Ltd. and Amistar Corporation for the manufacture and assembly of our MXP 100 and TREO 10 products, respectively. We depend on our contract manufacturers to (i) allocate sufficient capacity to our manufacturing needs, (ii) produce acceptable quality products at agreed pricing and (iii) deliver on a timely basis. If either manufacturer is unable to satisfy these requirements, our business, financial condition and operating results may be materially and adversely affected. Any failure in performance by either of these manufacturers for any reason could have a material adverse affect on our business. Production and pricing by each such manufacturer is subject to the risk of price fluctuations and periodic shortages of components. We have no supply agreements with component suppliers and, accordingly, we are dependent on the future ability of our manufacturers to purchase components. Failure or delay by suppliers in supplying necessary components could adversely affect our ability to deliver products on a timely and competitive basis in the future.

     We Depend On a Single Company for Product Fulfillment and Customer Support Services. We rely on APL Direct Logistics to provide product fulfillment and customer support services for e.Digital and its OEM customers and licensees. Failure or delay by APL Direct Logistics to provide multi-channel sales, fulfillment, and after-sale support services for our products and those of our OEMs could adversely affect our ability to deliver products and provide customer and product support services on a timely and competitive basis.

     Our Future Success Depends on Our Key Personnel. Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our strategy. The loss of the services of any of our senior level management, or certain other key employees, may harm our business. Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

     Some of Our Management are Part-Time and Have Certain Conflicts of Interest. Our Vice President, Robert Putnam, is also a Vice President, Investor Relations of American Technology Corporation. Our controller, Renee Warden, is also Chief Accounting Officer, Treasurer and Assistant Secretary of American Technology Corporation. As a result of their involvement with American Technology Corporation, Mr. Putnam and Ms. Warden have in the past, and are expected in the future to devote a substantial portion of their time to their other endeavors and only part-time services to e.Digital. Certain conflicts of interest now exist and will continue to exist between e.Digital and certain of its officers and directors due to the fact that they have other employment or business interests to which they devote some attention and they are expected to continue to do so. It is conceivable that the respective areas of interest of e.Digital and American Technology Corporation could overlap or conflict. It is possible that these factors could harm e.Digital which does not have the benefit of a full-time executive team devoted to executing our strategies.

Risks Related to Intellectual Property and Government Regulation

     We Depend on Proprietary Rights to Develop and Protect Our Technology. Our success and ability to compete substantially depends on our internally developed software, technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. Patent applications or trademark registrations may not be approved. Even when they are approved, our patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which may not be possible on commercially reasonable terms or at all. We generally enter into confidentiality or license agreements with our employees, consultants and strategic and industry partners, and generally control access to and distribution of our software, technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. We have licensed, and we may license in the future, certain proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by our business partners, they may take actions that could impair the value of our proprietary rights or our reputation. In addition, these business partners may not take the same steps we have taken to prevent misappropriation of our solutions or technologies.

     We May Face Intellectual Property Infringement Claims That May Be Costly To Resolve. Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could harm our business. In addition, we are obligated under certain agreements to indemnify the other party for claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our business could be harmed. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to this intellectual property. We may not be able to obtain licenses on commercially reasonable terms, or at all. The failure to obtain the necessary licenses or other rights may harm our business.

     Risks Related To Government Regulation, Content And Intellectual Property Government Regulation May Require Us To Change The Way We Do Business. Our business is subject to rapidly changing laws and regulations. Although our operations are currently based in California, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. Evolving areas of law that are relevant to our business include privacy law, copyright law, proposed encryption laws, content regulation and import/export regulations. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business.

Risks Related to Trading in Our Common Stock

     Our Stock Price May Continue to be Volatile. The trading price of our Common Stock has been subject to significant fluctuations to date, and will likely be subject to wide fluctuations in the future due to:

•	Quarter-to-quarter variations in operating results

•	Announcements of technological innovations by us, our customers or competitors

•	New products or significant OEM design achievements by us or our competitors

•	General conditions in the markets for the our products or in the electronics industry

•	The price and availability of products and components

•	Changes in operating factors including delays of shipments, orders or cancellations

•	General financial market conditions

•	Market conditions for technology stocks

•	Litigation or changes in operating results or estimates by analysts or others

•	Or other events or factors

     We do not endorse and accept no responsibility for the estimates or recommendations issued by stock research analysts or others from time to time or comments on any electronic chat boards. The public stock markets in general, and technology stocks in particular, have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our Common Stock in the future.

     Stocks Traded on the OTC Electronic Bulletin Board are Subject to Special Regulations. Our shares of Common Stock are traded on the OTC Electronic Bulletin Board, an electronic, screen-based trading system operated by the National Association of Securities Dealers, Inc. (“NASD”). Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded and are subject to special regulations not imposed on securities listed or traded on the NASDAQ system or on a national securities exchange. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our Common Stock. Sales of substantial amounts of our outstanding Common Stock in the public market could materially adversely affect the market price of our Common Stock. To date, the price of our Common Stock has been extremely volatile with the sale price fluctuating from a low of $0.73 to a high of $2.7813 in the last twelve months.

     Important Factors Related to Forward-Looking Statements and Associated Risks. This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include our plans and objectives of management for future operations, including plans and objectives relating to the products and our future economic performance. The forward-looking statements included herein are based upon current expectations that involve a number of risks and uncertainties. These forward-looking statements are based upon assumptions that we will design, manufacture, market and ship new products on a timely basis, that competitive conditions within the computer and electronic markets will not change materially or adversely, that the computer and electronic markets will continue to experience growth, that demand for the our products will increase, that we will obtain and/or retain existing development partners and key management personnel, that future inventory risks due to shifts in market demand will be minimized, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect, among other things, to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. In addition, as disclosed above, our business and operations are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. Any of the other factors disclosed above could cause our net sales or net income (or loss), or our growth in net sales or net income (or loss), to differ materially from prior results. Growth in absolute amounts of costs of sales and selling and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated in the forward-looking statements. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

PLAN OF DISTRIBUTION

     Subject to the discussion below, we will be selling from time to time newly issued shares of our common stock directly to purchasing stockholders (including broker-dealers) in public or private transactions. These sales may be at fixed or negotiated prices, may include purchases by a broker-dealer as principal and resale by the broker-dealer for its account and/or any other method of sale permitted pursuant to applicable law.

     Although we have not engaged an underwriter, any broker-dealers or agents that are involved in selling the shares and any persons who acquire the shares and resell them shortly after acquiring them may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In the event that we subsequently engage an underwriter and enter into an underwriting agreement, we will set forth in a prospectus supplement the terms of the offering of securities, including:

•	The name or names of any underwriters or agents

•	The purchase price of the securities being offered and the proceeds we will receive from the sale

•	Any over-allotment options under which underwriters may purchase additional securities from us

•	Any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation

•	Any initial public offering price

•	Any discounts or concessions allowed or reallowed or paid to dealers

•	Any securities exchanges on which the securities may be listed

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares may not bid for or purchase shares of common stock during a period which commences one business day (five business days, if our public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person’s participation in the distribution, subject to exceptions for certain passive market making activities. Such persons, in addition, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchase and sales of shares of our common stock.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not currently intend to do so. We intend to retain any future earnings to support the development and growth of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash requirements, plans for expansion, contractual restrictions, if any, and other factors deemed relevant by the board of directors.

LEGAL MATTERS

     The validity of the securities offered will be passed on for the company by Higham, McConnell & Dunning LLP, Laguna Niguel, California.

EXPERTS

     The consolidated financial statements of e.Digital Corporation and subsidiary at March 31, 2001 and 2000 and for each of the two years in the period ended March 31,2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

     As permitted by Delaware law, our Certificate of Incorporation provides that we will indemnify our officers, directors, employees and agents against attorneys’ fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of e.Digital Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Pursuant to the General Corporation Law of Delaware, our Certificate of Incorporation excludes personal liability on the part of its directors to the company for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 174 of the General Corporation Law of Delaware, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Board of Directors and Shareholders of
e.Digital Corporation and subsidiary

     We have audited the accompanying consolidated balance sheets of e.Digital Corporation and subsidiary as of March 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of e.Digital Corporation and subsidiary at March 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

     As discussed in note 2 to the consolidated financial statements, during the year ended March 31, 2001, the Company changed its method of accounting for convertible securities.

     Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated May 14, 2001, the Company, as discussed in Note 1 to the consolidated financial statements, has experienced substantial reduction in cash, projected revenues and increased costs that adversely affect the Company’s current results of operations and liquidity. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Note 1 to the consolidated financial statements describes management plans to address these matters. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
May 14, 2001, (except for Note 1, which is as of January 31, 2002).	Chartered Accountants

CONSOLIDATED BALANCE SHEETS
[Expressed in US dollars]

As at March 31

	2001	2000
	$	$

ASSETS
Current
Cash and cash equivalents	3,511,506	3,294,366
Certificate of deposit [note 5]	55,224	—
Accounts receivable [note 3]	530,014	272,732
Inventory	15,786	79,599
Prepaid expenses and other	22,589	8,459

Total current assets	4,135,119	3,655,156

Property and equipment [note 7]	304,770	142,371
Intangible assets [note 8]	55,339	9,357

Total assets	4,495,228	3,806,884

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current
Accounts payable, trade	816,738	571,101
Other accounts payable and accrued liabilities	145,952	45,000
Accrued lease liability	515,000	515,000
Accrued employee benefits	211,774	154,311

Total current liabilities	1,689,464	1,285,412

Redeemable preferred stock
Series A, convertible voting preferred stock, $.001 par value, redeemable at $10 plus accrued and unpaid dividends at 8% cumulative, 100,000 shares authorized, nil and 1,900 outstanding, respectively [note 11]	—	22,840
Series C, convertible voting preferred stock, $.001 par value, redeemable at $10,000 plus accrued and unpaid dividends at 7% cumulative, 400 shares authorized, 74 and nil outstanding, respectively [note 11]	795,895	—

Total redeemable preferred stock	795,895	22,840

Commitments and contingencies [notes 4, 12 and 15]
Stockholders’ equity
Common stock, $.001 par value, authorized 200,000,000, 130,175,406 and 126,261,182 shares outstanding, respectively [note 10]	130,175	126,261
Additional paid-in capital [note 10]	52,834,970	44,893,602
Contributed surplus	1,592,316	1,592,316
Accumulated deficit	(52,547,592)	(44,113,547)

Total stockholders’ equity	2,009,869	2,498,632

Total liabilities, redeemable preferred stock and stockholders’ equity	4,495,228	3,806,884

See accompanying notes

e.Digital Corporation and subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
[Expressed in US dollars]

Year ended March 31

	2001	2000
	$	$

Revenues — products [note 4]	1,494,747	387,576
— services [note 4]	333,265	102,386

	1,828,012	489,962

Cost of revenues — products	1,380,041	328,158
— services	324,535	133,322

	1,704,576	461,480

Gross profit	123,436	28,482

Operating expenses
Selling and administrative	2,039,466	1,296,563
Research and related expenditures	1,956,857	1,346,927

Total operating expenses	3,996,323	2,643,490

Operating loss	(3,872,887)	(2,615,008)

Other income (expense)
Interest expense	—	(49,714)
Non-cash interest expense	—	(82,499)
Loss on disposal of property and equipment	(8,842)	—
Interest income	184,361	101,167
Other	50,990	37,200

Total other income	226,509	6,154

Loss before provision for income taxes	(3,646,378)	(2,608,854)
Provision for income taxes [note 9]	—	—

Loss and comprehensive loss for the year	(3,646,378)	(2,608,854)
Series C preferred stock beneficial conversion feature [note 11]	(3,417,094)	(1,200,000)
Accretion on Series C preferred stock [note 11]	(582,905)	—
Inducement warrants	—	(1,281,805)
Accretion of the premium of Series C preferred stock	(400,000)	—
Accrued dividends on the Series A, B and C preferred stock	(87,668)	(86,872)

Loss before cumulative effect of accounting changes	(8,134,045)	(5,177,531)
Cumulative catch-up adjustment relating to beneficial conversion feature of Series B preferred stock	(300,000)	—

Loss attributable to common shareholders for the year	(8,434,045)	(5,177,531)
Basic earnings per common share:
Before cumulative effect of accounting changes	(0.06)	(0.05)
Cumulative effect of accounting changes	(0.01)	(0.05)

Net income	(0.07)	(0.05)

Weighted average number of common shares	127,503,365	114,639,649

Pro-forma amounts assuming the accounting changes are applied retroactively:
Net income	(8,134,045)	(5,177,531)
Net income per common share	(0.06)	(0.05)

See accompanying notes

e.Digital Corporation and subsidiary

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY
[Expressed in US dollars]

	Common stock		Additional
			paid-in	Prepaid	Contributed	Accumulated
	Shares	Amount	capital	warrants	surplus	deficit
	#	$	$	$	$	$

Balance, March 31, 1999	97,321,297	97,321	35,229,282	261,047	1,592,316	(38,936,016)
Stock issued on exercise of prepaid warrants	4,493,335	4,493	256,554	(261,047)	—	—
Stock issued for services	98,867	99	94,730
Stock issued on exercise of stock options	3,801,184	3,801	639,349	—	—	—
Stock issued on conversion of Series A preferred stock	4,006,995	4,007	342,968	—	—	—
Stock issued on conversion of Series B preferred stock	2,053,049	2,053	2,554,211
Series B preferred stock beneficial conversion feature	—	—	1,200,000	—	—	(1,200,000)
Value assigned to 137,615 warrants granted in connection with issuance of Series B preferred stock	—	—	275,000	—	—	—
Stock issued on exercise of warrants	9,113,684	9,114	2,575,076	—	—	—
Exercise of cashless warrants	872,771	873	(873)	—	—	—
15% Promissory note principal applied to warrant exercise	4,500,000	4,500	445,500	—	—	—
Inducement warrants issued	—	—	1,281,805	—	—	(1,281,805)
Loss for the year	—	—	—	—	—	(2,608,854)
Accrued dividends on the Series A and B preferred stock	—	—	—	—	—	(86,872)

Balance, March 31, 2000	126,261,182	126,261	44,893,602	—	1,592,316	(44,113,547)
Stock issued on exercise of stock options	1,127,816	1,128	185,294	—	—	—
Stock issued on conversion of Series A preferred stock	267,074	267	22,572	—	—	—
Stock issued on conversion of Series C preferred stock	2,469,334	2,469	3,390,553	—	—	—
Cumulative catch-up adjustment relating to beneficial conversion feature of Series B preferred stock	—	—	300,000	—	—	(300,000)
Series C preferred stock beneficial conversion feature	—	—	3,417,094	—	—	(3,417,094)
Value assigned to 230,946 warrants granted in connection with issuance of Series C preferred stock	—	—	582,905	—	—	—
Accretion on Series C preferred stock	—	—	—	—	—	(582,905)
Stock based compensation expense	—	—	38,000	—	—	—
Accretion of premium on Series C preferred stock	—	—	—	—	—	(400,000)
Stock issued on exercise of warrants	50,000	50	4,950	—	—	—
Loss for the year	—	—	—	—	—	(3,646,378)
Accrued dividends on the Series C preferred stock	—	—	—	—	—	(87,668)

Balance, March 31, 2001	130,175,406	130,175	52,834,970	—	1,592,316	(52,547,592)

See accompanying notes

e.Digital Corporation and subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in US dollars]

Year ended March 31

	2001	2000
	$	$

OPERATING ACTIVITIES
Loss for the year	(3,646,378)	(2,608,854)
Adjustments to reconcile loss to net cash used by operating activities:
Depreciation and amortization	85,142	58,242
Loss on disposal of property and equipment	8,842	—
Professional services paid by issuance of common stock	—	94,829
Non-cash interest expense	—	82,499
Stock based compensation expense	38,000	—
Changes in assets and liabilities:
Certificate of deposit	(55,224)	—
Accounts receivable	(257,282)	(211,939)
Amounts receivable on research and development contract	—	92,725
Inventory	63,813	(32,692)
Prepaid expenses and other	(14,130)	502
Accounts payable, trade	245,637	(26,852)
Other accounts payable and accrued liabilities	100,952	(16,904)
Accrued lease liability	—	(22,934)
Accrued employee benefits	57,463	43,116

Cash (used in) operating activities	(3,373,165)	(2,548,262)

INVESTING ACTIVITIES
Purchase of property and equipment	(244,217)	(125,497)
Purchase of intangibles	(58,150)	—

Cash (used in) investing activities	(302,367)	(125,497)

FINANCING ACTIVITIES
Repayment of term note payable	—	(126,181)
Repayment on 15% promissory notes payable	—	(50,000)
Proceeds from sale of Series B preferred stock, net of issuance costs	—	2,750,000
Proceeds from sale of Series C preferred stock, net of issuance costs	3,701,250	—
Proceeds from exercise of warrants	5,000	2,584,190
Proceeds from exercise of stock options	186,422	643,150

Cash provided by financing activities	3,892,672	5,801,159

Increase in cash and cash equivalents during the year	217,140	3,127,400
Cash and cash equivalents, beginning of year	3,294,366	166,966

Cash and cash equivalents, end of year	3,511,506	3,294,366

See accompanying notes

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
[Expressed in U.S. Dollars]

March 31, 2001 and 2000

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     e.Digital Corporation, (the “Company”) is incorporated under the laws of Delaware. The Company offers engineering partnerships to leading electronics companies to create portable digital devices that can link to personal computers and the Internet. The Company markets to Original Equipment Manufacturers complete reference designs and technology platforms with a focus on digital music and voice player/recorders using the latest in digital storage media and technology.

     The consolidated financial statements have been prepared, by management, in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

     The Company has incurred significant losses and negative cash flow from operations in each of the last two years and has an accumulated deficit of $52,547,592 at March 31, 2001 [2000 — $44,113,547]. A substantial portion of the losses is attributable to marketing costs of the Company’s new technology and substantial investments in research and development of technologies. Since March 31, 2001, the Company has experienced substantial reduction in cash, projected revenues and increased costs that adversely affect the Company’s current results of operations and liquidity. The Company’s operating plans, including its plans to brand and sell its own line of digital audio products, require additional funds which may take the form of debt or equity financings. There can be no assurance that any additional funds will be available. The Company’s ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations and, if necessary, obtaining additional financing.

     Management of the Company has undertaken steps as part of a plan to improve operations with the goal of sustaining Company operations for the next twelve months and beyond. These steps include (a) branding and selling its own line of digital audio products; (b) expanding sales and marketing to OEM customers and markets; (c) controlling overhead and expenses; and (d) raising, if necessary, additional capital and/or financing.

     On September 28, 2001, the Company issued 12% Secured Promissory Notes (“SP Notes”) for gross cash proceeds of $1,000,000 to certain accredited investors. The SP Notes mature December 31, 2002 and are secured by the Company’s accounts receivable and inventory. The interest under the SP Notes accrues at a rate of 12% per annum simple interest and is payable in one installment on the maturity date. In connection with the sale of the SP Notes, the Company issued warrants to purchase 750,000 shares of Common Stock at a purchase price of $0.75 per common share expiring September 20, 2006. The proceeds raised have been allocated to the SP Notes and warrants based on their relative fair values.

     On January 18, 2002, the Company issued a 5% Secured Promissory Note (“5% SPNote”) for gross cash proceeds of $1,200,000. The 5% SP Note matures April 18, 2002 and is secured by the Company’s Intellectual property and all assets of the Company. The interest under the 5% SP Note accrues at a rate of 5% per annum simple interest and is payable on April 18, 2002

     The Company is actively seeking additional equity financing. There can be no assurance that any additional financings will be available to the Company on satisfactory terms and conditions, if at all. Failure to obtain additional financings will have a material adverse effect on the Company.

     There can be no assurance the Company can successfully accomplish these steps and it is uncertain the Company will achieve a profitable level of operations and, if necessary, obtain additional financing.

     These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, e.Digital Corporation (a company incorporated in the State of California). All significant intercompany accounts and transactions have been eliminated.

Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair value of financial instruments

     The Company’s financial instruments consist of cash and cash equivalents, certificate of deposit, accounts receivable, accounts payable trade, other accounts payable and accrued liabilities, accrued lease liability, accrued employees benefits, and redeemable preferred stock. Management has determined that the carrying value of cash and cash equivalents, certificate of deposit, accounts receivable, accounts payable trade and other accounts payable and accrued liabilities approximate their fair value due to their short term nature. Management has determined that the carrying value of the redeemable preferred stock approximates its fair value based on discounted cash flows at market rates. The fair value of the accrued lease liability is not readily determinable as it has no fixed repayment terms.

Translation of foreign currencies

     Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated into U.S. dollars at the rates prevailing on the respective transaction dates. Gains and losses on foreign currency transactions, which have not been material, are reflected in the consolidated statements of operations.

Loss per share

     Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings (loss) of an entity. As at March 31, 2001, stock options, warrants, and redeemable convertible preferred stock exercisable into 7,838,650 [2000 — 7,355,251] shares of common stock were outstanding. These securities were not included in the computation of diluted earnings (loss) per share because they are antidilutive, but they could potentially dilute earnings (loss) per share in future years.

Revenue recognition

     The Company recognizes license revenue and product revenue upon shipment of a product to the customer if a signed contract exists, the fee is fixed and determinable and collection of resulting receivables is probable. Research and development contract revenue or service revenue is recognized in the period the related research and development expenditures are incurred. Funds received in advance of meeting the criteria for revenue recognition are deferred and are recorded as revenue as they are earned.

Cash equivalents

     Cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the date of purchase and are recorded at cost, which approximates fair value. Cash equivalents consist principally of investments in short-term money market instruments.

Certificate of deposit

     The certificate of deposit is recorded at the lower of cost and market value.

Inventory

     Inventory, which consists of raw materials, is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property and equipment

     Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 7 years or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term. When assets are sold or retired, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income. Maintenance and repair costs are charged to operations when incurred.

Intangible assets

     Intangible assets include third party costs relating to obtaining patents, which are deferred when management is reasonably certain the patent will be granted. Such costs are amortized to operations over the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that deferred patent costs exceed net recoverable value, such costs are charged to operations. Intangible assets also include website development costs which are amortized over a two year period on the straight-line method.

Advertising

     Advertising costs are charged to expense as incurred.

Leases

     Leases entered into are classified as either capital or operating leases. Leases, which substantially transfer all benefits and risks of ownership of property to the Company, are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

     Rental payments under operating leases are expensed as incurred.

Income taxes

     The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

Stock based compensation

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

Comprehensive income

     Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the years ended March 31, 2001 and 2000, there were no material differences between comprehensive income and net loss for the year.

Software development costs

     The Company accounts for software development costs in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Development costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to research and related expenditures in the accompanying consolidated statements of operations.

Segment information

     The Company identifies its operating segments based on how management internally evaluates separate financial information (if available), business activities and management responsibility. The Company believes it operates in a single business segment, the development, manufacture and marketing of electronic products, offering engineering partnerships to electronics companies to create portable digital devices that can link to personal computers and the Internet.

Recent accounting pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” which amended FAS 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. In June 2000, the FASB issued Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment to FASB Statement No. 133,” which amended FAS 133 with respect to four specific issues. The Company does not expect the adoption of this statement as of April 1, 2001, to have a material effect on the consolidated financial position, results of operation, or cash flows.

Change in accounting policy

     The Company has adopted Emerging issues Task Force Issue No. 00-27 (EITF 00-27), “Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments,” which is effective for all such instruments. This Issue clarifies the accounting for instruments with beneficial conversion features or contingently adjustable conversion ratios. The Company has modified previously issued convertible preferred stock to reflect this issue.

     The beneficial conversion feature has been calculated by allocating the proceeds received in the financing to the convertible instrument and to any detachable warrants included in the transaction, and measuring the intrinsic value based on the effective conversion price as a result of the allocated proceeds. The previous calculation was based on a comparison of the stated conversion price in the term of the instruments to the fair value of the stock at the commitment date.. In connection with the issuance of EITF 00-27, the Company recorded as a cumulative catch-up adjustment $300,000 with respect to Series B stock which increases Additional Paid-In Capital and accumulated deficit in the current year and increases the loss per share at March 31, 2001.

3. CREDIT RISK

     Financial instruments totaling $4,096,744 [2000 — $3,567,098] which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, certificate of deposit and accounts receivable. The Company maintains cash and cash equivalents with two financial institutions. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

     Amounts owing from one major customer comprise 98% of accounts receivable at March 31, 2001. Amounts owing from two major customers comprised, 89%, and 11%, respectively of accounts receivable at March 31, 2000.

4. MAJOR CUSTOMERS AND SUPPLIERS

     The Company operates in one major line of business, the development, manufacture and marketing of electronic products. Sales to one major customer comprise 90% of revenue in fiscal 2001 [2000 — 90%]. Details of this customer’s plan of operations going forward are not known at this time. The Company does not know the impact, if any, that their plans will have on future orders under their agreement. The loss of this customer could have a material adverse impact on the Company and its results of operations.

     The Company has entered into a supply agreement with one supplier for the production of products. The Company has no other significant suppliers.

     The Company has an agreement with the supplier for the production of products of its major customer. In the event that the major customer cancels or reduces its orders, the Company may be required to purchase from the supplier up to one month’s finished goods orders and all work in progress, raw materials and any excess materials. As at March 31, 2001, the Company’s total commitment was $293,000.

5. CERTIFICATE OF DEPOSIT

     The Company is required to segregate and maintain a certificate of deposit as security for corporate credit cards. As at March 31, 2001, the balance in this restricted certificate of deposit is $55,224, bearing interest at 5.25% and maturing on February 22, 2002.

6. STATEMENT OF CASH FLOWS

     The Company had non-cash operating and financing activities and made cash payments as follows:

	2001	2000
	$	$

Non-cash financing activities:
Professional services paid through the reduction of a warrant exercise price and the issuance of common stock	—	94,829
Stock based compensation expense	38,000	—
Common stock issued on conversion of Series A preferred stock	22,839	346,975
Common stock issued on conversion of Series B preferred stock	—	3,079,572
Common stock issued on conversion of Series C preferred stock	3,393,022	—
Value assigned to 137,615 warrants granted in connection with the issuance of the Series B preferred stock	—	275,000
Deemed dividend on 195,000 warrants granted in connection with issuance of Series B preferred stock	—	390,000
Agent warrants granted in connection with the issuance of Series C preferred stock	450,346	—
Value assigned to 230,946 warrants granted in connection with the issuance of Series C preferred stock	582,905	—
Accrued dividends on Series A, B, and C preferred stock	87,668	86,872
Common stock issued on exercise of prepaid warrants	—	261,047
15% Promissory note principal applied to warrant exercise	—	450,000
Cash payments for interest were as follows:
Interest	—	49,714

7. PROPERTY AND EQUIPMENT

		Accumulated
		depreciation and	Net book
	Cost	amortization	value
	$	$	$

2001
Computer hardware and software	143,953	72,246	71,707
Furniture and equipment	76,038	42,362	33,676
Machinery and equipment	108,261	44,494	63,767
Leasehold improvements	173,359	47,565	125,794
Testing equipment	16,916	7,090	9,826

	518,527	213,757	304,770

2000
Computer hardware and software	230,467	171,295	59,172
Furniture and equipment	49,069	48,316	753
Machinery and equipment	66,092	39,017	27,075
Leasehold improvements	52,487	8,283	44,204
Testing equipment	13,400	2,233	11,167

	411,515	269,144	142,371

8. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2001
Website development costs	43,150	5,977	37,173
Patents	39,409	21,243	18,166

	82,559	27,220	55,339

2000
Patents	24,409	15,052	9,357

	24,409	15,052	9,357

9. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial statement purposes, a change in valuation allowance of $242,000 [2000 — $1,059,000] has been recognized to offset certain deferred tax assets for which realization is uncertain. Significant components of the Company’s deferred tax liabilities and assets as of March 31 are as follows:

	2001	2000
	$	$

Deferred tax liabilities
Tax over book depreciation	30,000	341,000

Total deferred tax liabilities	30,000	341,000

Deferred tax assets
Net operating loss carryforwards	12,273,000	12,371,000
Other	357,000	328,000

Total deferred tax assets	12,630,000	12,699,000
Valuation allowance for deferred tax assets	(12,600,000)	(12,358,000)

Net deferred tax assets	30,000	341,000

Net deferred tax balance	—	—

     The net provision for income taxes in 2001 and 2000 is $nil as the Company incurred losses in those years.

     A reconciliation between federal statutory income tax rates and the effective tax rate of the Company at March 31 is as follows:

	Liability method

	2001	2000
	%	%

U.S. federal statutory rate	35.0	35.0
U.S. federal net operating loss rate	(35.0)	(35.0)

Effective rate on operating loss	—	—

     The Company has U.S. Federal net operating loss carryforwards available at March 31, 2001 of approximately $33,479,000 [2000 — $32,504,000], which will begin to expire in 2006. The Company has state net operating loss carryforwards of $9,657,000 [2000 — $17,293,000], which will expire as follows: $3,699,000 in 2002; $1,528,000 in 2003; $1,377,000 in 2004; $1,272,000 in 2005 and $1,781,000 in 2006.. The difference between federal and state net operating loss carryforwards is due to the 50% limitation of California loss carryforwards and to expiring California carryforwards.

10. CAPITAL STOCK

Authorized capital

     The authorized capital of the Company consists of 200,000,000 common shares with a par value of $.001 per share and 5,000,000 preferred shares with a par value of $.001 per share.

Common stock

     The issued common stock of the Company consisted of 130,175,406 and 126,261,182 common shares as of March 31, 2001 and 2000, respectively.

Stock options

     The Company maintains two stock option plans. The 1992 Stock Option Plan is a non-qualified stock option plan, which entitles certain directors and key employees to purchase common shares of the Company. A maximum of 10% of outstanding common shares are authorized for grant under the Plan. Options are granted at a price not less than fair market value at the date of grant, and are subject to approval of the Board of Directors. The 1994 Stock Option Plan entitles certain directors, key employees and consultants of the Company to purchase common shares of the Company. The 1994 Plan covered a maximum aggregate of 14,000,000 shares, as amended and approved by shareholders on July 25, 1996, January 5, 1998 and November 9, 2000. The 1994 Plan provides for the granting of options which either qualify for treatment as incentive stock options or non-statutory stock options.

     During 2001, 1,714,000 [2000 — 3,500,000] options were granted at exercise prices ranging from $1.75 to $5.46 per share [2000 — $1.27 to $5.46]. Options granted during 2001 and 2000 were under the 1994 Stock Option Plan. The following table summarizes stock option transactions:

		Weighted average
	Shares	exercise price
	#	$

Balance, March 31, 1999	6,334,000	0.1362
Granted	3,500,000	4.7529
Exercised	(3,801,184)	0.1765
Expired	(60,000)	3.5125

Balance, March 31, 2000	5,972,816	2.7867
Granted	1,714,000	3.0374
Exercised	(1,127,816)	0.1652
Forfeited	(295,000)	2.9980
Cancelled	(535,000)	5.4600

Balance, March 31, 2001	5,729,000	3.1172

     The following table summarizes the number of options exercisable at March 31, 2001 and the weighted average exercise prices and remaining contractual lives of the options.

					Weighted average
				Weighted	exercise price
Range of	Number	Number	Weighted	average	of options
exercise	outstanding at	exercisable at	average	remaining	exercisable at
prices	March 31, 2001	March 31, 2001	exercise price	contractual	March 31, 2001
$	#	#	$	life	$

0.0875 to 0.10	1,557,500	1,557,500	$0.0915	2.09 years	$0.0195
1.27 to 2.69	1,304,000	465,000	$1.9943	4.11 years	$1.6472
4.09 to 5.46	2,867,500	1,608,206	$5.2700	2.96 years	$5.2492

	5,729,000	3,630,706

The options generally vest over a period of two to three years.

10. CAPITAL STOCK (cont’d)

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for stock options granted to employees. The Company recorded stock based compensation of $38,000 for options granted with an exercise price lower than the fair market price. Had compensation cost for the stock option plans been determined based on the fair market value at the grant date for awards during fiscal 2001, consistent with the provisions of SFAS No. 123, the Company’s loss and loss per share for the years ended March 31, 2001 and 2000 would have been increased as follows:

	2001	2000
	$	$

Loss attributable to common stockholders before cumulative accounting change	8,134,045	5,177,531
Additional compensation expense	5,297,669	1,173,904

Pro forma loss attributable to common shareholders before cumulative accounting change	13,431,714	6,351,435
Cumulative accounting change	300,000	—
Pro forma loss per share	0.11	0.06

     The fair value of options, used as a basis for the above pro forma disclosures, was estimated at the date of grant using the Black-Scholes option pricing model. The option pricing assumptions include a dividend yield of 0% [2000 — 0%]; expected volatility of 1.13 [2000 — 1.92 to 2.03]; a risk free interest rate of 6.0% [2000 — 6.0%]; and an expected life of 2.5 years [2000 - 1 month to 3 years]. The following table summarizes the weighted average fair value of the stock options granted during the year:

Weighted average
fair value
of options
$

Exercise price is less than the fair market price of the stock on the grant date	2.40
Exercise price is equal to the fair market price of the stock on the grant date	3.45
Exercise price exceeds the fair market price of the stock on the grant date	2.53

The 2000 Employee Stock Compensation Plan

     In August 2000, the Board of Directors adopted the Company’s 2000 Employee Stock Compensation Plan (the “Plan”) authorizing the issuance of 250,000 shares of the Company’s Common Stock. The Plan is intended to provide equity incentives to recruit and retain employees. The Plan provides for stock compensation through grants of the Company’s Common Stock. Awards of shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance or may be sold to an employee in exchange for cash, property, services rendered or other lawful forms of consideration. Shares awarded other than for services rendered will not be sold at less than fair market value. Unless sooner terminated, the Plan will terminate on November 9, 2003. As at March 31, 2001, no shares have been issued under the Plan.

10. CAPITAL STOCK (cont’d)

Share warrants

     The Company has outstanding share warrants as of March 31, 2001, granted in connection with private placements and convertible notes payable, entitling the holders to purchase one common share for each warrant held as follows:

Number of	Exercise price
warrants	$	Expiration date

571,429	0.15	March 31, 2002
500,000	0.10	June 12, 2003
369,514	5.20	October 5, 2005

1,440,943

     During 2000, the Company issued 1,453,570 additional warrants to existing warrantholders to induce them to exercise outstanding warrants. The fair value of the additional warrants was determined using the Black Scholes Option pricing model and amounted to $1,281,805 which has been recorded as a charge to retained earnings. The option pricing assumptions include a dividend yield of 0%; expected volatility of ranges of 1.60 to 1.80; a risk free interest rate of 6%; and an expected life of 1.5 years.

Common stock issued for services

     During the year ended March 31, 2000, the Company issued 98,867 [2001 - $nil] shares of common stock, based on quoted market prices, to third parties as consideration for the fair value of services provided to the Company.

11. REDEEMABLE PREFERRED STOCK

Series A

     During the fiscal year ended March 31, 2001, the 1,900 shares of Series A stock and accrued dividends were converted into 267,074 shares of Common Stock.

Series B

     On June 25, 1999, the Company issued 300, 7% Series B convertible preferred stock (the “Series B stock”), par value $.001, for cash of $10,000 per share and gross proceeds of $3,000,000. Dividends of 7% per annum are cumulative and are payable, with certain exceptions, either in cash or in shares of common stock at the election of the Company. The dollar amount of Series B stock, is convertible into fully paid and nonassessable shares of common stock of the Company at a conversion price which is the lower of (i) $2.00 per share or (ii) a per share amount computed on each of two adjustment dates (30 and 60 days after registration of the underlying shares), but not less than $1.50 per share except as may be subsequently modified as a consequence of certain possible penalties and other adjustments. The conversion price on the two adjustment dates is computed at a premium to the average of the three lowest of the ten day closing bid market prices prior to and including each adjustment date. On September 8, 1999, the adjusted conversion price was determined to be $1.50 in accordance with the terms of the agreement set out above. The adjusted conversion price resulted in a beneficial conversion feature in the amount of $1,200,000 because the adjusted conversion price was less then the fair market value of the common stock when the preferred shares were issued. This has been recorded as a beneficial conversion feature on the issuance of the Series B stock and increases the loss attributable to common shareholders and the resulting loss per share for the year ended March 31, 2000.

     The Series B stock was redeemable in certain instances at the Company’s option and at the holder’s election upon the occurrence of certain triggering events. The Series B stock was subject to automatic conversion on June 24, 2002, subject to certain conditions.

11. REDEEMABLE PREFERRED STOCK (cont’d)

     In connection with the Series B stock financing, the Company incurred placement agent fees and legal and related costs of approximately $250,000 and issued warrants to purchase 137,615 common shares of the Company with an exercise price of $3.27 per share until June 24, 2004. The fair value of the warrants granted was estimated at $275,000 on the date of the grant using the Black Scholes options price model with the following assumptions: no dividend yield; risk free interest rate of 6%, expected volatility of 1.844 and an expected life of 5 years. This amount was been recorded as a cost of issuance by reducing Series B stock capital and increasing common stock additional paid in capital.

     In addition, in connection with the issuance of the Series B stock, the Company issued to the Series B stock holders, warrants to purchase 195,000 shares of Common Stock at $2.40 per share until June 24, 2004. The fair value of the warrants granted was estimated at $390,000 on the date of the grant using the Black Scholes options pricing model with the following assumptions: no dividend yield; risk free interest rate of 6%, expected volatility of 1.844 and an expected life of 5 years. A portion of the proceeds received, allocated to the warrants, has been recorded as an increase in common stock additional paid in capital. During the year ended March 31, 2000, all 300 shares of Series B stock and accrued dividends of $79,572 were converted, in accordance with the terms of the Series B stock agreement, into 2,053,049 shares of common stock.

Series C

     On October 5, 2000, the Company issued 400 shares of Series C stock with a stated value of $10,000 per share and warrants to purchase 230,946 shares of Common Stock, at $5.20 per share until October 5, 2005, for gross proceeds of $4,000,000. Dividends of 7% per annum are payable, with certain exceptions, either in cash or in shares of Common Stock at the Company’s election. The conversion price for each share of Series C stock is subject to adjustment on the 90th day following the original issue date from a fixed conversion price of $4.33 to the lower of (i) $4.33 or (ii) 90% of the average of the five lowest per share market values during the 20 consecutive trading days immediately preceding the conversion date (“Adjusted Conversion Price”). As of March 31, 2001, the adjusted conversion price was $1.1447.

     The issuable maximum initially was set at 2,666,666 shares and is to be adjusted each time the conversion price is adjusted to equal the sum of (i) the issuable maximum in effect on the trading day immediately preceding the date that the adjustment of the conversion price is required to be made plus (ii) the difference between (A) the quotient obtained by dividing (I) $4,000,000 by (II) 75% of the Adjusted Conversion Price and (B) 2,666,666. The Series C stock is redeemable for cash in certain instances at the Company’s option (and at the holder’s election) upon the occurrence of certain triggering events including, without limitations, a lapse of a registration statement for ten non-consecutive trading days and certain other events.

     The redemption price upon such election following a triggering event is the greater of (a) 110% of the stated value or (b) the product of the number of preferred shares multiplied by the closing market price multiplied by the stated value per share divided by the then conversion price per share. Because the redemption provisions are not entirely within the Company’s control, the Series C stock is presented as redeemable preferred stock on the consolidated balance sheet.

     The gross proceeds of $4,000,000 have been allocated to the redeemable Series C stock and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $3,417,095 was allocated to the redeemable Series C stock and $582,905 was allocated to the warrants. The fair value of the warrants granted was estimated using the Black Scholes options price model with the following assumptions: no dividend yield; risk free interest rate of 6%, expected volatility of 1.6602 and an expected life of 2.5 years. The minimum redemption premium of $400,000 on the redeemable Series C stock and the $582,905 discount from their stated value resulting from the warrants, have been accrued and recorded as an immediate charge to losses attributable to common stockholders to reflect the preferred stock at fair value. The warrant holders have the option to receive shares of Common Stock equal to the number of warrants multiplied by the difference between the average of the closing sale prices of the Common Stock for the five trading days immediately prior to the date of exercise and the exercise price of the warrants, divided by the exercise price of the warrants.

     The terms of the Series C stock provide the holders with an ‘in-the-money’ variable conversion rate. A beneficial conversion feature on the Series C stock was calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the Company’s common stock on the date of issuance. The original amount of the beneficial conversion feature was $335,792 at inception, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity, subject to the maximum proceeds allocated to the Series C stock. As at March 31, 2001, the beneficial conversion feature amounted to $3,417,095 and has been presented as a charge to losses attributable to common stockholders over the term, amortized over the period to the earliest conversion date.

     In connection with the Series C stock financing, the Company incurred placement agent fees and legal and related costs of approximately $300,000 and issued warrants to purchase 138,568 shares of Common Stock at $5.20 per share until October 5, 2005 as a placement agent fee. The fair value of the warrants granted was estimated at $450,346 on the date of the grant using the Black Scholes options price model with the following assumptions: no dividend yield; risk free interest rate of 6%, expected volatility of 1.6602 and an expected life of 2.5 years. The amount was recorded as a financing fee within Additional Paid-in Capital. The warrant holders have the option to receive shares of Common Stock equal to the number of warrants multiplied by the difference between the average of the closing sale prices of the Common Stock for the five trading days immediately prior to the date of exercise and the exercise price of the warrants, divided by the exercise price of the warrants.

     During the year ended March 31, 2001, 326 shares of Series C stock were converted into 2,469,334 shares of Common Stock. As of March 31, 2001, the issuable maximum relating to the remaining 74 shares of Series C stock was 668,707 shares of common stock, except as may be subsequently modified as a consequence of certain possible adjustments.

12. COMMITMENTS

Facility lease

     In June 1997, the Company entered into a joint three-year sublease agreement with American Technology Corporation, a company with common management. In September 2000, the Company amended the three-year lease to become an independent lessee and acquired an additional 1,500 square feet of improved research and development space. The amended lease agreement expires on July 31, 2003. The Company is occupying approximately 13,000 square feet with aggregate monthly lease payments of $15,337 inclusive of utilities and costs. Office rent expense recorded by the Company for the year ended March 31, 2001 was $174,793 [2000 — $111,562].

     The total operating lease obligation under the lease for office space is $452,220 of which the Company’s minimum commitments is as follows:

$

2002	189,076
2003	196,704
2004	66,420

452,220

13. PREPAID WARRANTS

     During 2000, the holders of prepaid warrants, issued in 1997 for cash, converted the remaining balance of $261,047 of prepaid warrants into 4,493,335 common shares of the Company at a conversion price of $0.0875.

14. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan covering eligible employees. Matching contributions are made on behalf of all participants at the discretion of the Board of Directors. During the year ended March 31, 2001, the Company made $6,909 [2000 — $nil] in matching contributions.

15. CONTINGENCIES

     Certain accounts payable and the accrued lease liability reflect management’s best estimate of amounts due for matters in dispute. Settlement of these liabilities may either be more or less than the amounts recorded in the consolidated financial statements and accordingly may be subject to measurement uncertainty in the near term.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

     Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the Registrant, are as follows:

Registration Fee	$1,997
Blue Sky Fees and Expenses	$2,000
Legal Fees and Expenses	$30,000
Accounting Fees and Expenses	$5,000
Miscellaneous Expenses	$2,000

Total	$40,997

Item 15.     Indemnification of Directors and Officers.

     Article TENTH of the Certificate of Incorporation of the Company provides:

     “TENTH: The corporation shall, to the fullest extent legally permissible under the provisions of the Delaware General Corporation Law, as the same may be amended and supplemented, shall indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, Agreement or Resolution adopted by the shareholders entitled to vote thereon after notice.”

     Our Bylaws provide that an officer, director, employee or agent is entitled to be indemnified for the expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him by reason of any action, suit or proceeding brought against him by virtue of his acting as such officer, director, employee or agent, provided he acted in good faith or in a manner he reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     We have directors and officers liability insurance. The insurance policy covers liability for claims made against directors and officers for their wrongful acts involving errors, misstatements, misleading statements or acts or omissions or neglect or breach of duty, while acting in their individual or collective capacities for any matter claimed against them solely by reason of their being directors or officers of our company. The coverage includes damages, judgment, settlements and costs of legal actions, claims or proceedings and appeals therefrom but does not include fines or penalties imposed by law for matters which may be deemed uninsurable under the law.

     If Delaware law and California law are in conflict with regard to our power or obligation to indemnify, and the issue were to be contested in the Delaware and/or California, the legal outcome is unpredictable.

Item 16.     Exhibits.

     The exhibits are listed in the Exhibit Index.

Item 17.     Undertakings.

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of post-effective amendment to this Registration Statement any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the issuer’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on February 6, 2002.

e.Digital Corporation

By:	/s/ Allen Cocumelli

Allen Cocumelli, Chairman of the Board

POWER OF ATTORNEY

     Each person whose signature to this Registration Statement appears below hereby appoints Alfred H. Falk and Ran Furman, and each of them, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Allen Cocumelli Allen Cocumelli	Chairman of the Board and Director	February 6, 2002

/s/ Alfred H. Falk Alfred H. Falk	Chief Executive Officer and Director (Principal Executive Officer)	February 6, 2002

/s/ Ran Furman Ran Furman	Chief Financial Officer and Secretary (principal financial and accounting officer)	February 6, 2002

/s/ Jim Collier Jim Collier	President, Chief Operating Officer and Director	February 6, 2002

/s/ Robert Putnam Robert Putnam	Vice President and Director	February 6, 2002

/s/ Robert Jecmen Robert Jecmen	Director	February 6, 2002

/s/ Walter Matthews Walter Matthews	Director	February 6, 2002

/s/ Victor G. Ramsauer Victor G. Ramsauer	Director	February 6, 2002

EXHIBIT INDEX

Exhibit	Sequential Description
Number

2.1	Share Exchange Agreement among the Company, Norcom Communications Corporation, and American Technology Corporation, dated for reference March 23, 1988 and filed as an Exhibit to the Company’s Registration Statement on Form 10, as amended.

2.1.1	Amendment of Agreement among the Company, Norcom Communications Corporation, and American Technology Corporation, dated for reference March 23, 1988 and filed as an Exhibit to the Company’s Registration Statement on Form 10, as amended.

2.2	Plan and Agreement of Reorganization among the Company, American Surface Mounted Devices, Inc. and ASMD, Inc., dated August 11, 1989 and filed as an Exhibit to the Company’s Registration Statement on Form 10, as amended.

2.3	Plan and Agreement of Reorganization among the Company, Sage Microsystems, Inc., and Sage Micro, Inc., dated November 7, 1991 and filed as an Exhibit to the Company’s Registration Statement on Form 10, as amended.

2.4	Plan and Agreement of Reorganization among the Company, C.A.D. Co. Engineering, Inc. and CADCO Design Group, Inc., dated June 1, 1992 and filed as an Exhibit to the Company’s Registration Statement on Form 10, as amended.

2.5	Plan and Agreement of Reorganization between American Surface Mounted Devices, Inc. and Comp General Corporation, Inc., dated March 31 1995 and filed previously as an Exhibit to Registration Statement No. 33-92978.

2.6	Plan of Reorganization and Agreement of Merger, dated July 1996 and filed as Exhibit A to the Company’s July 3, 1996 Proxy Statement.

3.1	Certificate of Incorporation of Norris Communications, Inc. (as amended through May 28, 1996) and filed as Exhibit B to the Company’s July 3, 1996 Proxy Statement.

3.1.1	Certificate of Amendment of Certificate of Incorporation of Norris Communications, Inc. filed with the State of Delaware on January 14, 1998 and filed as Exhibit 3.1.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

3.1.2	Certificate of Amendment of Certificate of Incorporation of Norris Communications Inc. filed with the State of Delaware on January 13, 1999 and filed as Exhibit 3.1.2 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998.

3.2	Bylaws of the Company, filed as Exhibit C to the Company’s July 3, 1996 Proxy Statement.

3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock filed with the State of Delaware on September 19, 1997 and filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K dated October 3, 1997.

3.4	Certificate of Designation of Preferences, Rights and Limitations of Series B Redeemable Convertible Preferred Stock filed with the State of Delaware on June 24, 1999, and filed as Exhibit 3.4 to the Company’s Annual Report on Form 10-KSB dated March 31, 1999.

Exhibit	Sequential Description
Number

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series C Redeemable Convertible Preferred Stock filed with the State of Delaware on October 4, 2000 and filed as Exhibit 3.5 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.1	Certificate of Incorporation of Norris Communications, Inc. (as amended through May 28, 1996) and filed as Exhibit B to the Company’s July 3, 1996 Proxy Statement.

4.1.1	Certificate of Amendment of Certificate of Incorporation of Norris Communications, Inc. filed with the State of Delaware on January 14, 1998 and filed as Exhibit 3.1.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

4.1.2	Certificate of Amendment of Certificate of Incorporation of Norris Communications Inc. filed with the State of Delaware on January 13, 1999 and filed as Exhibit 3.1.2 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998.

4.1.3	Certificate of Designation of Preferences, Rights and Limitations of Series B Redeemable Convertible Preferred Stock filed with the State of Delaware on June 24, 1999, and filed as Exhibit 3.4 to the Company’s Annual Report on Form 10-KSB dated March 31, 1999.

4.1.4	Certificate of Designation of Preferences, Rights and Limitations of Series C Redeemable Convertible Preferred Stock filed with the State of Delaware on October 4, 2000 and filed as Exhibit 3.5 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.2	Bylaws of the Company, filed as Exhibit C to the Company’s July 3, 1996 Proxy Statement.

4.3	Form of Warrant Agreement for an aggregate of 230,946 shares (dated October 5, 2000) between the Company and the Series C preferred stockholders and filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.4	Form of Warrant Agreement for 138,568 shares dated October 5, 2000 between the Company and Jesup & Lamont Securities Corporation and filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.5	Convertible Preferred Stock Purchase Agreement between the Company and the Series C preferred stockholders dated October 5, 2000 and filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.6	Registration Rights Agreement between the Company and the Series C preferred stockholders dated October 5, 2000 and filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 dated November 3, 2000.

4.7	Form of 12% Secured Promissory Note due December 31, 2002 aggregating $1,000,000 entered into with seven accredited investors (individual notes differ only as to holder and amount) and filed as Exhibit 4.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.8	Form of Stock Purchase Warrant exercisable until September 30, 2006 issued to seven accredited investors for an aggregate of 750,000 common shares (individual warrants differ only as to holder and number of shares) and filed as Exhibit 4.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.9	Form of 5% Secured Promissory Note due April 18, 2002 in the amount of $1,200,000 entered into with Immanuel Kant International Limited.*

5.1	Opinion of Higham, McConnell & Dunning LLP.*

23.1	Consent of Higham, McConnell & Dunning LLP, included in Exhibit 5.1.

Exhibit	Sequential Description
Number

23.2	Consent of Ernst & Young LLP.*

*	Each exhibit marked with an asterisk is filed concurrently herewith. Each exhibit not marked with an asterisk is incorporated by reference to an exhibit previously filed by the Company as indicated above.